Filed by Citizens Community Bancorp, Inc.
Commission File No. 001-33003
Filed Pursuant to Rule 425 under the
Securities Act of 1933

CCFBank and Wells Federal Bank

Answers to Questions You May Have

Citizens Community Bancorp, Inc. (CCBI), the holding company for Citizens Community Federal N.A. (CCFBank) and Wells Financial Corp. (WEFP), the holding company for Wells Federal Bank, N.A. (Wells) announced on March 17, 2017,that the two companies entered into a definitive merger agreement. The merger transaction is expected to close sometime in the third calendar quarter of 2017, subject to certain conditions including the approval by WEFP shareholders and customary regulatory approvals. The operations of Wells are expected to be fully integrated into CCFBank shortly after the transaction closing date.

While the transaction is pending, the Companies are required by the rules of the U.S. Securities and Exchange Commission (“SEC”) to limit what they can say about the merger to facts that have been disclosed in our SEC filings. Therefore, we ask that if you receive any questions related to the merger, you respect the sensitivity involved in communication of transaction details.

Refer all media and investor inquiries to:
CCFBank
Stephen Bianchi, 715-839-4661 - sbianchi@ccf.us

Wells Federal Bank
Jim Moll, 507-553-4117 - jmoll@wellsfederal.com

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What should I know about this acquisition?

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At closing, the combined entity is projected to have $940 million in assets, $725 million in loans, and $750 million in deposits and will operate 25 branches throughout northwest Wisconsin and southern Minnesota.

•	While we do expect some changes to occur, many things will stay the same. The combined company will continue to focus on its customers, employees, and its owners.

Why did Wells and CCFBank decide to merge?

•	CCFBank and Wells together are an ideal fit. Both organizations focus on customer service, building relationships, and community outreach.

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Wells’ strong market presence and outstanding reputation in southern Minnesota, complements CCFBank’s branch network in Minnesota and both companies are committed to building long lasting relationships with business, Ag, consumer and mortgage customers. The ability to deliver Insurance and Investment products across the franchise through Wells’ subsidiaries is another benefit we can offer to customers.

•	The combined company will have strong market positions in southern Minnesota and northwest Wisconsin as well as exposure to the dynamic Twin Cities marketplace to support future growth.

What does this mean for me as an employee of Wells Federal Bank?

•	You remain employed by Wells until the merger transaction is consummated. This is expected sometime in the third calendar quarter.

•	Employees of both companies can expect to receive open and transparent communications during all phases of this transaction.

•	This is an excellent opportunity to work with a growing community bank with shared values, a disciplined business approach and similar types of markets.

•	CCFBank intends to maintain similar staffing levels within the branches. Customers can expect to work with the same bankers and tellers they've grown to know and trust.

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CCFBank intends to maintain and grow the current business lines operated by Wells. CCFBank, like Wells, develops relationships with business, Ag, consumer and mortgage banking customers across its markets, and we are excited to grow the Loan Servicing portfolio. The addition of Insurance and Investments presents an even greater opportunity to deepen relationships with customers across the combined organization.

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CCFBank will be communicating with Wells employees regarding their status as we learn about Wells’ processes and procedures in conducting business. Our commitment is to make informed decisions and to retain as many talented employees in the combined organization as possible, while enhancing operating efficiencies.

•	Severance packages will be offered if a position is eliminated within one year from the transaction closing date.

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The agreed upon severance policy for Wells employees is as follows: Employees will receive 1.25 weeks of severance pay, at their current weekly rate, for every year of service. There is a minimum of 2 weeks of severance pay and a maximum of 26 weeks of severance pay.

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The Consolidated Omnibus Budget Reconciliation Act (COBRA) is a law that gives workers who lose their health benefits the option to continue group health benefits provided by the plan under certain circumstances. Employees who do not continue on with CCFBank and who qualify for COBRA benefits will be notified on an individual basis.

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Wells welfare benefits will continue as they are currently through Wells’ plan year (December 31, 2017). A full review of CCFBank and Wells welfare benefits to determine the best value will be completed prior to the 2018 Plan enrollment cycle with customary enrollment meetings in the Fall of 2017.

•	A CCFBank Summary of Benefits booklet will be provided to you for your review prior to conducting employee meetings.

•	Any accrued and unused PTO balances will be transferred to CCFBank at the time of closing. Employees will then start accruing PTO based on CCFBank’s PTO policy.

•	For the time being, please continue to work with your direct manager in regards to approved scheduled time off.

•	Wells employees will receive credit for their years of service to determine benefits under CCFBank plans.

•	Wells Flexible Spending Accounts (FSA’s) will also continue under the Wells plan through December 31, 2017. CCFBank also offers FSA’s.

•	If an employee meets the qualifications for FMLA, they would still be eligible for the leave with no interruptions.

•	If an employee is on an approved leave of absence, the leave will be honored by CCFBank.

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Wells employees will be eligible to participate in CCFBank’s 401k plan immediately. The safe harbor plan has a match up to 4% of an employee's salary if certain deferral conditions are met. The employee match vests immediately.

•	Wells employees will continue with annual compliance training.

What will be the name of the new bank?

•	Upon closing, Wells will adopt the CCFBank name and the holding company will be Citizens Community Bancorp, Inc.

•	After closing, building signage and other marketing materials will be updated to reflect the name change.

Where will the bank headquarters be located?

•	CCFBank will continue to maintain Administrative Headquarters in Eau Claire, Wisconsin.

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CCFBank intends to retain some of Wells’ functions such as secondary market Mortgage Loan Servicing, insurance and investments and leadership for the region in Wells, MN, but will finalize these plans closer to the transaction closing.

When will the acquisition be official? How will customers be notified?

•	The transaction is expected to close in the third calendar quarter of 2017. This will follow all regulatory approvals and the approval of Wells’ stockholders.

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All customers will be notified in writing before any changes are made, and in conformance with regulatory requirements. We will inform them of the upcoming changes and how they will benefit, and what they need to be aware of to continue their banking activities as usual.

•	All Wells customers will receive a welcome mailing before closing as well as additional communication regarding their accounts.

How will customers be impacted?

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CCFBank’s primary goals in this transaction are to ensure that it preserves the value of the business and to continue providing excellent service to Wells’ customers. The customer should see very few changes other than the name change, which will not occur until closing.

•	Customers will benefit from the combined entity. From a broad community bank product offering to insurance and investments, we can meet the needs of virtually all customers in our markets.

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In addition, customers will be able to continue their relationship with their favorite banker or contact at their local branch, while having 24/7 access to the latest mobile banking technology wherever they go.

•	Customers will have more locations to choose from to do their banking once the merger is complete.

•	Wells customers will be transitioned to CCFBank’s systems at the time of closing or shortly thereafter. Like Wells, CCFBank is a Fiserv Premier and Integrated Teller bank.

•	CCFBank will also be hosting a special website page to serve as a communication hub for customers. Links to that page will be provided on Wells’ website in the next week or so.

•	Refer customer questions to bankers assigned to their accounts.

Do customers need to do anything about their accounts?

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No. It's business as usual. Customers can continue to bank exactly as they do for now. Customers can continue to access their money by writing checks, using ATM and debit cards and/or online and mobile banking.

•	Advance notice will be given to customers prior to any material change to their account(s).

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All checking/savings/CD account numbers will remain the same at this time. If any changes to account numbers are required in the future, we will communicate these changes to affected customers well in advance of those changes.

Will assistance be available during the system conversion?

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Customers can only use a branch of the institution where their account was opened, Wells or CCFBank, until closing. We expect the combining of banking systems to be smooth since we both are Fiserv banks, and we expect the conversion to occur in August at which time deposit and loan records will be integrated.

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An integration team of Wells and CCFBank employees will work together on the conversion. CCFBank has worked with system conversions twice in the past year. CCFBank will also provide “Buddy Bankers” for every location to support, assist or answer questions of Wells staff. These “Buddy Bankers” are well versed in CCFBank products, services and systems which will make the transition as smooth as possible.

Will training be provided to employees?

•	Yes. Training will be coordinated through CCFBank training teams for all employees. A detailed training program will be communicated to include products, services, procedures and systems as needed.

Who can I talk to if I need assistance during this transition?

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Ongoing information will be available through your Supervisor or Manager. CCFBank will provide additional updates as information becomes available. You can utilize the askccfbank@ccf.us to ask any questions you may have.

•	Answers to questions submitted via this address will be communicated on a regular basis.

Can you tell us the difference between the conversion date and the closing date?

•	Closing date is when Wells is owned by CCFBank.

•	Conversion date is when account records convert over to CCFBank systems.

What should I do if someone from the media contacts me about this transaction?

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Employees, officers and directors are not authorized spokespersons and should refer all requests to Steve Bianchi at 715-839-4661 sbianchi@ccf.us. If not available, please take a message (name, publication, contact information) and forward it to him.

•	Employees of both organizations should follow their respective Social Media Policies and Guidelines.

Who should I talk to with questions?

•	You may address any questions or concerns with your direct supervisor.

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The Administrative Center will serve as the main location for information pertaining to this transition. We will continue to gather frequently asked questions and provide answers appropriately for everyone's benefit.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of any applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.

Additional Information and Where to Find It
Investors are urged to read the Merger Agreement for a more complete understanding of the terms of the transactions discussed herein.
This communication does not constitute a solicitation of any vote or approval. In connection with the Merger, CCBI will be filing with the Securities and Exchange Commission (“SEC”) a Form S-4 and other relevant documents. STOCKHOLDERS ARE URGED TO READ THE FORM S-4 TO BE FILED BY CCBI WHEN IT BECOMES AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY CCBI WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

The registration statement, including the proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by CCBI with the SEC, may be obtained free of charge at the SEC’s website at www.sec.gov. Documents filed by CCBI with the SEC, including the registration statement, may also be obtained free of charge from CCBI’s website http://www.snl.com/IRWebLinkX/corporateprofile.aspx?iid=4091023 by clicking the “SEC Filings” heading, or by directing a request to CCBI’s CEO, Stephen Bianchi at sbianchi@ccf.us.
The directors, executive officers and certain other members of management and employees of Wells may be deemed to be “participants” in the solicitation of proxies for Stockholder Approval. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of Stockholder Approval will be set forth in the proxy statement and the other relevant documents to be filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements
Certain statements contained in this communication are considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These statements may be identified by the use of forward-looking words or phrases such as “anticipate,” “believe,” “could,” “expect,” “intend,” “may,” “planned,” “potential,” “should,” “will,” “would” or the negative of those terms or other words of similar meaning. Such forward-looking statements in this communication are inherently subject to many uncertainties arising in CCBI’s operations and business environment. These uncertainties include the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company’s ability to achieve the synergies and value creation contemplated by the proposed transaction; management’s ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; the effects of governmental regulation of the financial services industry; industry consolidation; technological developments and major world news events; general economic conditions, in particular, relating to consumer demand for CCFBank’s products and services; CCFBank’s ability to maintain current deposit and loan levels at current interest rates; competitive and technological developments; deteriorating credit quality, including changes in the interest rate environment reducing interest margins; prepayment speeds, loan origination and sale volumes, charge-offs and loan loss provisions; CCFBank’s ability to maintain required capital levels and adequate sources of funding and liquidity; maintaining capital requirements may limit CCFBank’s operations and potential growth; changes and trends in capital markets; competitive pressures among depository institutions; effects of critical accounting estimates and judgments; changes in accounting policies or procedures as may be required by the Financial Accounting Standards Board (FASB) or other regulatory agencies overseeing CCFBank; CCFBank’s ability to implement its cost-savings and revenue enhancement initiatives, including costs associated with its branch consolidation and new market branch growth initiatives; legislative or regulatory changes or actions or significant litigation adversely affecting CCFBank; fluctuation of CCBI’s stock price; CCFBank's ability to attract and retain key personnel; CCFBank's ability to secure confidential information through the use of computer systems and telecommunications networks; and the impact of reputational risk created by these developments on such matters as business generation and retention, funding and liquidity. Shareholders, potential investors and other readers are urged to consider these factors carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements. Such uncertainties and other risks that may affect CCBI’s performance are discussed further in Part I, Item 1A, “Risk Factors,” in CCBI’s Form 10-K, for the year ended September 30, 2016 filed with the Securities and Exchange Commission on December 29, 2016. CCBI undertakes no obligation to make any revisions to the forward-looking statements contained in this communication or to update them to reflect events or circumstances occurring after the date of this communication.